Mail Stop 4561

April 22, 2008

VIA U.S. MAIL

Mr. Michael J. Covey
Chief Executive Officer
Potlatch Corporation
601 West 1st Ave., Suite 1600
Spokane, Washington 99201

> **Re: Potlatch Corporation**
> **Form 10-K for the year ended December 31, 2007**
> **Filed February 20, 2008**
> **File No. 001-32729**

Dear Mr. Covey:

We have reviewed your filing and have the following comment. Please be as detailed as necessary in your explanations. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K For the year ended December 31, 2007

Note 5. Timber, Timberlands and Related Deposits, page 58

1.   Please tell us how you considered Rule 3-05 and Rule 3-14 of Regulation S-X in connection with your acquisitions of timberlands during 2007. If the tracts of timber had previously been harvested then Rule 3-05 would apply. If the tracts of timber had previously been leased and you were intending on leasing these tracts of timber then Rule 3-14 might apply. Also, provide us with the significance tests if necessary.

*   *   *   *

Mr. Michael J. Covey
Potlatch Corporation
April 22, 2008
Page 2

As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3498.

Sincerely,

Daniel L. Gordon
Branch Chief